UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of September 2007

                        Commission File Number 001-33444

                                   Eurand N.V.
                   -------------------------------------------
                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands
                   -------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |X| Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report on Form 6-K as Exhibit 1 is a press release by Eurand N.V. ("Eurand"), issued on August 23, 2007, announcing that Cephalon, Inc. has signed an agreement to acquire from ECR Pharmaceuticals ("ECR") Amrix(R), an extended release muscle relaxant product developed by Eurand for ECR using its proprietary Diffucaps(R) technology. Also included in this report as Exhibit 2 is Amendment No. 2 to the Development, License and Contract Manufacturing Agreement between Eurand and ECR, dated August 23, 2007, into which Eurand entered in connection with ECR's sale of Amrix(R). Confidential treatment has been requested for certain portions of Exhibit 2, which portions have been omitted and filed separately with the Securities and Exchange Commission.

                                                                       Exhibit 1



[GRAPHIC OMITTED]


CONTACTS:

Marian Cutler                                  Nick Laudico / Elizabeth Scott
Vice President,                                The Ruth Group
Corporate Communications                       646-536-7030 / 7014
Eurand                                         nlaudico@theruthgroup.com
973-517-0519                                   escott@theruthgroup.com
Marian.cutler@eurand.com


        Cephalon, Inc. to Acquire Amrix(R)--A Eurand Diffucaps(R) Product

Milan, Italy and Dayton, Ohio - August 23, 2007 -Eurand N.V. (NASDAQ: EURX), announced today that Cephalon, Inc. (NASDAQ: CEPH) has signed an agreement to acquire Amrix(R) from ECR Pharmaceuticals ("ECR"). Amrix(R) is an extended release muscle relaxant product developed by Eurand for ECR using its proprietary Diffucaps(R) technology. Eurand, as the licensor and exclusive manufacturer of the product, will now work with Cephalon to support the commercialization of the product in the United States. Eurand will receive royalty payments from Cephalon on Amrix(R) sales. ECR received approval of Amrix(R) from the U.S. Food and Drug Administration (FDA) in February 2007. Amrix(R) is indicated for short-term use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions.

Gearoid Faherty, Chief Executive Officer of Eurand, said, "We would like to recognize the efforts of our partner, ECR, in obtaining regulatory approval for Amrix(R) and look forward to working with Cephalon in commercialization of the product in the United States."

About Eurand
Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2000 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two phase III clinical trials on its lead product candidate ZentaseTM for the treatment of Exocrine Pancreatic Insufficiency and filed an NDA for this product in June 2007. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-making/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

Certain statements made in this release, and oral statements made with respect to information contained in this release, may constitute forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. The words "potentially", "could", "expects" and similar expressions will some times identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.

                                       ###

                                                                       Exhibit 2



                             Amendment No. 2 to the
             Development, License & Contract Manufacturing Agreement
      between Eurand, Inc. and E. Claiborne Robins Company, Inc. d/b/a ECR
                                 Pharmaceuticals

     This Amendment No. 2 to the Development, License and Contract Manufacturing Agreement ("Amendment No. 2"), dated as of August 23, 2007 the ("Effective Date"), is by and between E. Claiborne Robins Company, Inc., d/b/a ECR Pharmaceuticals, a corporation organized under the laws of the Commonwealth of Virginia with its principal offices at 3969 Deep Rock Road, Richmond, VA 23233 ("ECR"), and Eurand, Inc, (formerly Eurand America, inc.), a Nevada corporation with its principal offices located at 845 Center Drive, Vandalia, OH 45377 ("Eurand").

     WHEREAS, ECR and Eurand entered into a Development, License and Contract Manufacturing Agreement dated as of July 3, 2000 (the "Original Agreement"); and

     WHEREAS, ECR and Eurand entered into three Addendums to the Original Agreement dated as of March 11, 2003, July 18, 2003, and. August 6, 2003 respectively (together, the "Addendums"); and

     WHEREAS, ECR and Eurand entered into an Amendment No. 1 to the Original Agreement dated as of June 15, 2007 (the "Amendment No. 1" and, together with the Original Agreement and Addendums, the "Agreement"); and

     WHEREAS, Eurand and ECR now desire to further amend the Agreement as set forth in this Amendment No. 2.

     NOW THEREFORE, in consideration of the foregoing premises and the representations, covenants and agreements contained herein, Eurand and ECR, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used herein and not otherwise defined will have the meanings given to them in the Agreement.

2. Development Program and Payments for Development. In Section 2.1(a) of the Original Agreement, the term "Development Program" shall also be deemed to include the development work referenced in the July 18, 2003 Addendum to the Original Agreement with respect to the [*****] extended release cyclobenzaprine formulation. In Section 2.3(a) of the Original Agreement, the payments to Eurand referenced therein shall also be deemed to include the payments referenced in the July 18, 2003 Addendum to the Original Agreement with respect to the [*****] extended release cyclobenzaprine formulation.

3. Additional Definitions. The following definitions shall either be amended and restated in their entirety or added:


PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

     Amended: Section 1.1 "Active Ingredient(s)" means cyclobenzaprine, cyclobenzaprine HC1, or other cyclobenzaprine salt.

     Amended: Section 1.11 "Product" means a commercially suitable capsule or tablet containing Active Ingredient(s) as its [*****] and certain excipients in a [*****] release formulation, suitable for once daily dosing, said composition being, or being produced using EURAND Know-How, [*****] a Product meeting the Specifications.

     Amended: Section 1.15 "Specifications" means the specifications set forth in NDA 21-777, as filed with and approved by the FDA and as may be amended, modified or supplemented from time to time by mutual agreement of the parties, including for the purpose of adding additional, mutually-agreed [*****] for the Product.

     New: Section 1.19 "Patents" means any and all patents and patent applications filed or issued in the Territory and any provisionals, continuations, continuations-in-part, divisionals, reexaminations, reissues and any extensions thereof (specifically including U.S. Patent Application No. [*****] and International Patent Application No. [*****] and any patents issuing therefrom), each to the extent relating to the Product or Finished Goods.

     New: Section 1.20 "Orange Book" means the publication of the Food and Drug
          Administration, Center for Drug Evaluation and Research, entitled "Approved Drug Products with Therapeutic Equivalence Evaluations".

     New: Section 1.21 "Orange Book Listable Patents" means issued patents within the Patents owned or controlled by a party that must be submitted to the FDA in connection with New Drug Application No. 21-777 on FDA Form 3542 "Patent Information Submitted Upon and After Approval of an NDA or Supplement," including such Patents that claim the Active Ingredient(s); such Patents that claim formulations or compositions of the Active ingredient(s); such Patents that claim a use of the Active Ingredient(s) or use of a formulation or composition of the Active Ingredient(s) for a particular approved indication; and certain other such Patents as specifically detailed on [*****].

4. Amendment to Section 3.1. Section 3.1 of the Original Agreement is hereby amended and restated in its entirety as follows:

     3.1 Grant of License. Subject to the terms set forth herein and in consideration for the payments set forth in Section 8.1 hereof, EURAND hereby grants to ECR an exclusive royalty-bearing license under Eurand's Know-How and Patents within the Territory to utilize the Product to make the Finished Goods, and to use, offer for sale and sell the Finished Goods.

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

5.   Amendments to Article 4.

     (a) The first sentence of Section 4.1(e) of the Original Agreement is hereby amended and restated in its entirety as follows:

         "ECR shall file and/or apply to obtain any Applicable Permits in [*****] and [*****] by [*****] and ECR shall launch the Finished Goods in [*****] and [*****] within [*****] months after gaining approval."

     (b) Section 4.1(f) of the Original Agreement is hereby amended and restated in its entirety as follows:

         "ECR shall use commercially reasonable efforts to continue to sell the Finished Goods throughout the Territory. For the purposes of this Section, "commercially reasonable efforts" means the efforts and resources that would be used (including the promptness in which such efforts and resources would be applied) by ECR consistent with its normal business practices, which in no event shall be less than the level of efforts and resources standard in the pharmaceutical industry for a company similar in size and scope to ECR, with respect to a product at a similar stage in its development or product life."

     (c) The first sentence of Section 4.2 of the Original Agreement is hereby amended and restated in its entirety as follows:

         4.2.1 In the Territory. During the term of this Agreement (with the exception of Eurand's rights in the event the license has converted to a non-exclusive license under Section 3.2), neither party shall, directly or indirectly, manufacture (for use or sale in the Territory), market or sell an [*****] product [*****] in the Territory (except pursuant to this Agreement).

         4.2.2 Outside the Territory. During the term of this Agreement, [*****] shall not, directly or indirectly, manufacture, market or sell an [*****] product [*****] outside the Territory.

         4.2.3 Right of [*****]. Within fifteen (15) days of the Effective Date of this Amendment No. 2, ECR will provide Eurand [*****] Product (or another [*****] product with the [*****]) outside the Territory. The parties will then negotiate in good faith for [*****] days for such a [*****] agreement for the [*****]. In the event that (a) ECR provides notice of a [*****] within the fifteen (15) day period or (b) the parties are unable to execute [*****] within the [*****] day period; then the [*****] shall be rescinded and [*****] reinstated as of the Effective Date of this Amendment No. 2.

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

6.   Amendment to Section 5.

     (a) Section 5.1 of the Original Agreement is hereby amended and restated in its entirety as follows:

         5.1 Ownership. Except as specifically provided in Section 5.2 below, Know-How developed by either party or jointly by the parties in connection with the activities contemplated by this Agreement, and any patents or patent applications in the Territory covering such Know-How, shall be (i) the property of Eurand if [*****] the Product and/or its [*****] or to the production of [*****], or (ii) the property of ECR if related to the [*****] the Product or the Finished Goods. Except as otherwise provided in this Agreement, each party shall be free to use such Know-How, patents and patent applications (to the extent owned by it pursuant to this Section 5.1) without the consent of the other and without an obligation to notify the other party of such intended use or to pay royalties or other compensation to the other by reason of such use. Know-How and Patents owned prior to the date hereof by either party shall continue to be owned exclusively by such party.

     (b) Section 5.2(b) of the Original Agreement is hereby deleted in its entirety.

     (c) Section 5.3 of the Original Agreement is hereby amended and restated in its entirety as follows:

         5.3 Patents. Each party shall be responsible, at its own expense, for filing and prosecuting, as it deems appropriate, patent applications in the Territory and for paying maintenance fees on any patents issuing therefrom, for the term of this Agreement, with respect to inventions owned by it pursuant to Section 5.1. Each party shall promptly render all necessary assistance reasonably requested by the other party in applying for and prosecuting patent applications in the Territory relating to the Product or Finished Goods based on inventions owned by such other party pursuant to Section 5.1. Patents claiming jointly owned Know-How shall be owned jointly, and the parties shall share equally in the expenses of filing for and maintaining such patents.

         (c) A new Section 5.4 shall be hereby added to the Original Agreement:

         5.4 Orange Book Listable Patents and Patent Applications.

             5.4.1 The party responsible for prosecuting any patent application within the definition of a "Patent" that, if issued, would [*****] an Orange Book Listable Patent (including corresponding [*****] or [*****] patent applications), shall provide to the other party legible copies of all material correspondence to or from the relevant patent office in the Territory promptly upon submission or receipt thereof [*****] for such party to provide comments. At its option, the other party may provide its comments to the prosecuting party, and the prosecuting party shall take such comments into [*****] consideration before responding to the patent office.

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

             5.4.2 In the event a party elects to (1) abandon prosecution of any patent application within the definition of a "Patent" that, if issued, would likely be an [*****] (without pursuing equal or greater protection through alternative patent strategies, e.g., filing a continuation application or consolidating the claims) or
             (2) [*****] an [*****] (including corresponding [*****] or [*****]
             patents); then the abandoning party shall promptly notify the other party in writing and, at the other party's option, shall [*****] such patent application or such Orange Book Listable Patent to the other party prior to [*****] such prosecution or maintenance.

             5.4.3 In the event that a party elects to accept assignment of an Orange Book Listable Patent or a patent application pursuant to
             Section 5.4.2, then it will [*****] (1) prosecute any claims [*****] those claiming the [*****] or a [*****] of the Product or Finished Goods (except with the express consent of the assigning party) or (2) assert such Orange Book Listable Patent or any patent issuing from such patent application against the [*****] in an action for patent infringement in the Territory.

7. Amendment to Section 6.7. The penultimate sentence in Section 6.7 of the Original Agreement is hereby amended and restated in its entirety as follows:

         6.7 Eurand's Option Not to Supply ECR. . . . In the event EURAND elects to terminate its obligation to supply Product pursuant to this
         Section 6.7, EURAND shall transfer to ECR the Know-How used by EURAND to manufacture the Product, and grant ECR the right under the Know-How and Patents to manufacture the Product or to have the Product manufactured for it.

8. Amendment to Section 9. Section 9 of the Original Agreement is hereby amended and restated in its entirety as follows:

         9. Term. This Agreement shall be effective from the date first above written and shall continue for the longer of (a) 12 years following the date of the first commercial sale of the Finished Goods in the United States, or (b) the expiration date of any Patent in the Territory that [*****] this Agreement would [*****] the manufacture, use or sale of the Product or Finished Goods in the Territory, whereafter it shall be automatically renewed for additional two year terms unless either party gives six months written notice of its intent not to renew.

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

9. Amendment to Section 12.3. Section 12.3 of the Original Agreement is hereby amended and restated in its entirety as follows:

         12.3 Infringement by Third Parties. If either party becomes aware of any actual or possible infringement of any aspect of either party's Patent(s) arising from the manufacture, use, or sale of Product or the Finished Goods by any person or entity (hereinafter "Infringement Claim"), then such party shall immediately provide the other party with written notice of such Infringement Claim and shall immediately furnish to the other party any available evidence of such actual or possible infringement. Regardless of which party first becomes aware of the Infringement Claim, the party who is the owner of such Patent(s) shall have the exclusive right, in its discretion, to assert such Infringement Claim against such third party, and to commence and control any related proceedings, and neither party shall assert any Infringement Claim or commence any proceeding without the prior written consent of the party who owns the Patent(s) in question. In the event that the owner of an [*****] elects not to assert such Infringement Claim, the other party may assert the Infringement Claim at its own expense. If either party elects to assert an Infringement Claim, the other party shall make available such information and assistance as the prosecuting party may request for the purposes of enabling such party to pursue the Infringement Claim at the expense of the prosecuting party.

10. Governing Law. This Amendment No. 2 shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without giving effect to the choice of law provisions thereof.

11. Counterparts. For the convenience of the parties hereto, this Amendment No. 2 may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

12. Successors and Assigns. For the avoidance of doubt, this Amendment No. 2 shall be binding upon and inure to the benefit of the parties hereto and each of their successors and assigns, including, without limitation, any successors or surviving entities thereto by operation of merger.

13. Entire Agreement. The Agreement, as amended hereby, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof. All references in the Agreement to "this Agreement", "hereof", "hereby" and words of similar import shall refer to the Agreement, as amended by this Amendment No. 2.


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                                      -6-

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

     IN WITNESS WHEREOF, duly authorized representatives of the parties have duly executed this Amendment No. 2 as of the Effective Date.

                                        E. Claiborne Robins Company, Inc.,
                                        d/b/a ECR Pharmaceuticals



                                        By:      /s/ E. Claiborne Robins, Jr.
                                                 -------------------------------

                                        Name:    E. Claiborne Robins, Jr.
                                                 -------------------------------

                                        Title:   President & CEO
                                                --------------------------------

                                        Date:    23 Aug. 07
                                                 -------------------------------


                                        Eurand, Inc.



                                        By:      /s/ Troy M. Harmon
                                                 -------------------------------

                                        Name:    Troy M. Harmon
                                                 -------------------------------

                                        Title:   Vice President, Business
                                                 Development
                                                 -------------------------------

                                        Date:    23 Aug. 07
                                                -------------------------------

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  September 14, 2007               EURAND N.V.



                                        By: /s/ Manya S. Deehr
                                            ------------------------------------
                                            Manya S. Deehr
                                            Chief Legal Officer & Secretary